

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Chad L. Kalmakoff
Chief Financial Officer
Baytex Energy Corp.
2800, 520 — 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3

> **Re: Baytex Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 28, 2023**
> **File No. 333-271191**

Dear Chad L. Kalmakoff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed April 28, 2023

Unaudited Pro Forma Consolidated Financial Information, page 159

1. We note that you filed financial statements and other financial information for the quarterly period ended March 31, 2023 with your home country regulators on May 4, 2023, and submitted this information in a Form 6-K on the same date. Please update your registration statement to include the more current financial information to comply with Item 8.A.5 of Form 20-F. Please also update the pro forma financial information to cover the interim periods.

2. In Note 5.d. you present a $247.1 million adjustment related to an increase in borrowings under your credit facilities which you state will be used together with the cash generated in Financing Transactions described in Note 5.a. to fund the cash portion of the purchase price consideration. We note you included this adjustment in the Merger Transactions column in your pro forma balance sheet. In light of the fact that you disclose that the transactions contemplated by the debt commitment letter, which includes your new revolving credit facility, and the Baytex 8.5% Senior Notes, including the repayment, refinancing or redemption of existing Ranger and Baytex indebtedness, are referred to as the "Financing Transactions", it is unclear to us why amounts you will borrow under your credit facility to fund a portion of the cash consideration are included in the Merger Transaction column of your pro forma financial statements rather than in the Financing Transactions column. Please revise or advise.

3. In Note 5.a. you reflect the payment of $511.1 million of cash which is part of the $748.5 million of cash consideration to be paid to the Ranger shareholders. Please revise to reflect the full amount of cash to be paid to the Ranger shareholders in the Merger Transaction column.

    You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Michael S. Telle